UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)*

NET Power Inc.

(Name of Issuer)

Class A common stock, par value $0.0001 per share

(Title of Class of Securities)

64107A 105

(CUSIP Number)

June 30, 2023

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-1(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 64107A 105

1.	Names of Reporting Persons Daniel J. Rice, IV 2018 Irrevocable Trust
2.	Check The Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization New Hampshire

Number of Shares Beneficially Owned By Each Reporting Person With	5.	Sole Voting Power 7,608,842(1)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,608,842(1)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 7,608,842(1)
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares ☐
11.	Percent of Class Represented By Amount in Row (9) 10.6%(2)
12.	Type of Reporting Person (See Instructions) OO

(1)	The reported securities (the “Reported Securities”) include (a) 3,470,000 shares of Class A common stock, par value $0.0001 per share (“Class A Common Stock”), of NET Power Inc. (the “Issuer”), (b) 1,673,162 shares of Class A Common Stock issuable upon the exchange of 1,673,162 units of NET Power Operations LLC (“Opco”) (together with the corresponding 1,673,162 shares of Class B common stock, par value $0.0001 per share (“Class B Common Stock”), of the Issuer) and (c) 2,465,680 shares of Class A Common Stock issuable upon the exercise of warrants held by the Reporting Person; such warrants are exercisable beginning on July 8, 2023. The Reporting Person currently holds 1,673,162 shares of Class B Common Stock along with 1,673,162 corresponding units of Opco, consisting of 100 Class A units of Opco and 1,673,062 Class B units of Opco. The Class B units of Opco are convertible into Class A units of Opco on a one-for-one basis pursuant to the terms of the limited liability agreement of Opco. The Class A units of Opco (together with the corresponding shares of Class B Common Stock) are then exchangeable into shares of Class A Common Stock or cash, at the Issuer’s election, on a one-for-one basis.

(2)	Calculated based on 67,352,271 shares of Class A Common Stock issued and outstanding, as reported on the Issuer’s Current Report on Form 8-K, filed on June 14, 2023, plus (a) 1,673,162 shares of Class A Common Stock issuable upon the exchange of 1,673,162 units of Opco (together with the corresponding 1,673,162 shares of Class B Common Stock) held by the Reporting Person and (b) 2,465,680 shares of Class A Common Stock issuable upon the exercise of warrants held by the Reporting Person.

Reference is hereby made to the statement on Schedule 13G originally filed with the U.S. Securities and Exchange Commission (the “Commission”) on June 20, 2023 (the “Schedule 13G”). Except as specifically amended herein, the Schedule 13G remains in full force and effect.

The following items of the Schedule 13G are hereby amended and restated to read in their entirety as follows:

Item 4.	Ownership

(a)	Amount beneficially owned:

See response to Item 9 on the cover page.

(b)	Percent of class:

See response to Item 11 on the cover page.

(c)	Number of shares as to which the Reporting Person has:

(i)	Sole power to vote or to direct the vote:

See responses to Item 5 on the cover page.

(ii)	Shared power to vote or to direct the vote:

See responses to Item 6 on the cover page.

(iii)	Sole power to dispose or to direct the disposition of:

See responses to Item 7 on the cover page.

(iv)	Shared power to dispose or to direct the disposition of:

See responses to Item 8 on the cover page.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 30, 2023

Daniel J. Rice, IV 2018 Irrevocable Trust

/s/ Andrew L. Share
Name:	Andrew L. Share
Title:	Trustee

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